SUPPLEMENTAL DATA	Exhibit 99(l)
SIEMENS
ADDITIONAL INFORMATION (II) (unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended March 31, 2007
(in millions of €)

		Income (loss)				Depreciation
		from investments				and impairments
		accounted for				of property, plant
		using the equity	Financial income	EBIT		and equipment	EBITDA
	Profit(1)	method, net(2)	(expense), net(3)	(adjusted)(4)	Amortization(5)	and goodwill(6)	(adjusted)
	2ndquarter 2007	2ndquarter 2007	2ndquarter 2007	2ndquarter 2007	2ndquarter 2007	2ndquarter 2007	2ndquarter 2007
Sectors and Divisions
Industry Sector	904	6	—	898	55	162	1,115
Industry Automation	291	—	—	291	6	20	317
Drive Technologies	223	2	—	221	12	30	263
Building Technologies	112	—	(1)	113	16	28	157
OSRAM	125	1	1	123	8	54	185
Industry Solutions	77	3	1	73	10	15	98
Mobility	76	1	(1)	76	1	15	92
Energy Sector	478	(16)	1	493	21	59	573
Fossil Power Generation	260	(22)	(1)	283	9	21	313
Renewable Energy	39	(1)	—	40	2	4	46
Oil & Gas	35	—	(1)	36	8	14	58
Power Transmission	71	5	3	63	(1)	12	74
Power Distribution	71	1	(1)	71	3	7	81
Healthcare Sector	332	36	12	284	67	61	412
Imaging & IT	226	—	3	223	28	24	275
Workflow & Solutions	31	—	—	31	2	6	39
Diagnostics	42	2	11	29	24	31	84

Total Sectors	1,714	26	13	1,675	143	282	2,100

Strategic Equity Investments (SEI)	99	99	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	80	2	1	77	14	57	148
Siemens Financial Services (SFS)	137	16	111	10	1	62	73
Reconciliation to consolidated financial statements
Other Operations	(112)	3	(11)	(104)	11	67	(26)
Siemens Real Estate (SRE)	42	10	(29)	61	—	37	98
Corporate items and pensions	(166)	30	55	(251)	21	(11)	(241)
Eliminations, Corporate Treasury and other reconciling items	(113)	(2)	(110)	(1)	—	(13)	(14)

Siemens	1,681	184	30	1,467	190	481	2,138

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €52.